EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Nine Months Ended September 30, 2015

	Earnings before fixed charges:
	Income from continuing operations before income taxes and equity in (loss) earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$189,476
Add:	Interest expense	100,046
	Depreciation expense on capitalized interest	1,461
	Amortization of deferred financing costs	3,249

	Earnings before fixed charges	$294,232

	Fixed charges:
	Interest expense	$100,046
	Amortization of deferred financing costs	3,249
	Capitalized interest	12,007

	Fixed charges	115,302

	Preferred unit distributions	354

	Combined fixed charges	$115,656

	Ratio of earnings to fixed charges	2.55

	Ratio of earnings to combined fixed charges	2.54